Filed pursuant to Rule 433

Registration Number: 333-150368

ISSUER FREE WRITING PROSPECTUS,

DATED MAY 13, 2009

(SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT,

DATED MAY 12, 2009)

GMX RESOURCES INC.

5,000,000 Shares of Common Stock

Issuer:	GMX Resources Inc. (NASDAQ GSM: “GMXR”)

Total Number of Shares of Common Stock Sold in the Offering:	5,000,000 (or 5,750,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Price of Shares of Common Stock Sold:	$12.00

NASDAQ Closing Sale Price per Share of Common Stock on May 13, 2009:	$12.57

Sole Book-Running Manager:	Merrill Lynch & Co.

Co-Managers:	Jefferies & Company, Inc. Capital One Southcoast, Inc. BBVA Securities Inc. Fortis Securities LLC Wedbush Morgan Securities Inc.

Use of proceeds:	The issuer intends to use the approximately $56,750,000 of net proceeds from the offering, after deducting underwriting discounts, commissions and estimated expenses, to repay a portion of the outstanding indebtedness under its revolving bank credit facility.

Trade Date:	May 13, 2009

Settlement Date:	May 18, 2009

Shares Outstanding as of May 7, 2009; Common Stock to be Outstanding after the Offering:	As of May 7, 2009, there were 18,794,691 shares of common stock outstanding; common stock to be outstanding after the offering will be 23,794,691 shares (24,544,691 if the underwriters’ option to purchase additional shares is exercised in full).

GMX Resources Inc. has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the applicable prospectus supplement in that registration statement and other documents GMX Resources Inc. has filed with the SEC for more complete information about GMX Resources Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and related prospectus may be obtained from: Merrill Lynch & Co., c/o 4 World Financial Center, New York, NY Attn: Prospectus Department (phone: 866-500-5408).

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